FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

For the Registration Statement on Form S-1

of Hyster-Yale Materials Handling, Inc. filed

on June 28, 2012

June 28, 2012

To our Stockholders, Employees, Dealers, Customers, Suppliers and other Interested Parties:

We are pleased to announce that Hyster-Yale Materials Handling, Inc. filed a registration statement with the U.S. Securities and Exchange Commission relating to a proposed spin-off by NACCO Industries, Inc. of its materials handling business to NACCO stockholders. Hyster-Yale Materials Handling, as an independent public company, will own and operate the NACCO Materials Handling Group subsidiary of NACCO Industries and will apply to list its Class A common stock on the New York Stock Exchange. Because no stock will be issued in connection with the spin-off, NACCO Industries will not receive any proceeds from the spin-off.

As a result of the spin-off, NACCO stockholders will receive shares in Hyster-Yale Materials Handling, Inc., in addition to retaining their shares of NACCO common stock. Hyster-Yale Materials Handling’s capital structure will have two classes of stock, similar to NACCO’s capital structure. In the spin-off, NACCO stockholders will receive one share of Hyster-Yale Materials Handling, Inc. Class A common stock with one vote per share and one share of Hyster-Yale Materials Handling, Inc. Class B common stock with ten votes per share for each share of NACCO Class A or Class B common stock owned on the record date for the spin-off. Immediately following the spin-off, NACCO stockholders will hold shares in two companies—NACCO Industries, Inc. providing a more focused investment option than previously and Hyster-Yale Materials Handling providing a single industry investment option.

The corporate structure of this transaction is as follows:

Corporate Structure Before the Spin-Off

Corporate Structure After the Spin-Off

We believe the spin-off of Hyster-Yale Materials Handling, Inc. from NACCO is a significant strategic action that is expected to accomplish important business objectives for Hyster-Yale Materials Handling, provide the potential for significant value enhancement through creation of a new New York Stock Exchange public company, and provide additional growth opportunities for our employees and dealers.

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

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The transaction will establish Hyster-Yale Materials Handling, Inc. as an independent public company in the materials handling industry with leading brand names, an experienced management team and greater flexibility for growth opportunities.

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The transaction will not change the personnel or activities at the operating level. NACCO Materials Handling Group will remain the name of the operating company, with Michael P. Brogan as President and Chief Executive Officer. Hyster-Yale Materials Handling will be NMHG’s public parent company with Alfred M. Rankin, Jr. as Chairman, President and Chief Executive Officer.

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NACCO Industries, Inc. will remain a strong, multi-industry company with leading businesses in the mining, small appliances and specialty retailing industries. Each of these companies has clear objectives as well as established profit improvement and growth initiatives that are expected to drive tangible improvements in operations and results.

❖	The spin-off is expected to accomplish important business objectives for Hyster-Yale Materials Handling:

•	Create greater flexibility to pursue strategic growth opportunities, such as acquisitions and joint ventures, in the materials handling industry.

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Reinforce management’s focus on serving each of Hyster-Yale Materials Handling’s market segments and customer application needs, and on responding flexibly to changing market conditions and growth markets.

•	Provide Hyster-Yale Materials Handling with direct access to equity capital markets and greater access to debt capital markets.

•	Strengthen the alignment of senior management incentives with the needs and performance of the Company.

•	Provide investors with a more focused investment option than previously.

❖	Stockholders are expected to have the potential to realize important benefits from the spin-off:

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Immediately following the spin-off, NACCO stockholders will hold shares in two companies – NACCO providing a more focused investment option than previously and Hyster-Yale Materials Handling providing a single industry investment option.

•	The spin-off is expected to be tax free at both the corporate and stockholder level.

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The spin-off is an indication of the confidence of NACCO’s Board of Directors in Hyster-Yale Materials Handling as an attractive single industry investment opportunity, which could have the potential for enhanced valuation as a result of increased analyst coverage and broader investor interest.

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Because NACCO stockholders will own all of Hyster-Yale Materials Handling’s common stock immediately after the spin-off, substantial continuity in the ownership of Hyster-Yale Materials Handling is expected. In addition, NACCO’s Chairman, President and Chief Executive Officer, Alfred M. Rankin, Jr., will become the Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling and will remain Chairman, President and Chief Executive Officer of NACCO Industries, Inc.

❖	The spin-off will provide NACCO stockholders with a more focused investment option than previously:

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Separating Hyster-Yale Materials Handling from NACCO’s other subsidiaries enables investors to participate more directly in the future prospects of the North American Coal, Hamilton Beach and Kitchen Collection businesses.

•	North American Coal, Hamilton Beach and Kitchen Collection are expected to continue to benefit from key growth and profitability enhancement initiatives.

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

•	North American Coal’s operations are based on a high return, low volatility business model supported by long-term contracts.

—	New projects and potential new projects are on the horizon.

—	Structure of long-term contracts provides strong annuity-like cash flows without cyclical swings.

•	Hamilton Beach is an industry leader across key small electric household appliance product categories

—	Hamilton Beach and Proctor Silex are among the most recognized household brands in North America.

—	The outsourced manufacturing model, industry-leading working capital management and a commitment to providing high-quality products to a diversified customer base generates significant and stable cash flows on a low fixed investment base.

•	Kitchen Collection is an attractive business that has two strong formats with the potential for sound returns on capital.

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Hyster-Yale Materials Handling is well positioned to be an independent public company since it has operated as a stand-alone company within NACCO Industries and since, through global implementation of successful product design, manufacturing, procurement, quality and distribution initiatives over the last decade, it has focused on customers’ needs more effectively:

•	Comprehensive global product line, much of which has been recently introduced or significantly redesigned.

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High quality products, which are the result of more robust product development and engineering processes that have been integrated into product design, sourcing and manufacturing capabilities structured to deliver consistent quality and reliability.

•	Modern lean manufacturing system, which is designed to provide flexible and efficient manufacturing capabilities.

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Global manufacturing footprint, which has been rationalized in recent years to optimize the ability to assemble largely in the market of sale, and which has capacity for increased production volume as a result of enhanced throughput capabilities.

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Component commonality programs which utilize common components across multiple lift truck classes to reduce costs and product complexity, improve product quality, capture procurement cost savings, increase manufacturing efficiency, and allow for quicker future design modifications.

•	Centralized supply chain management to gain economies of scale, accompanied by increased outsourcing of certain components and leveraging, as appropriate, opportunities for low-cost country sourcing.

•	A strong service and aftermarket parts business focused on meeting customer productivity needs.

•	A strong independent dealer network, complemented by an ongoing focus on dealer improvement programs.

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A conservative capital structure as demonstrated by low net debt and further reinforced by efficient working capital levels, both of which provide stability in variable market conditions and flexibility for growth.

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An experienced management team which has developed and implemented important improvement initiatives at Hyster-Yale Materials Handling and held leadership positions in the materials handling and related industries for many years over multiple business cycles and economic environments.

❖	Hyster-Yale Materials Handling has competitive advantage initiatives which are expected to enhance market position and profitability in the long-term through:

•	Providing customers with lowest lifetime ownership costs.

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

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Using customer needs analysis to enhance product differentiation and to tailor premium, standard and utility product offerings in order to strengthen its market position, especially in the distribution, logistics, ports and heavy industries markets.

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Strengthening the company’s leadership in independent distribution through strengthening dealers throughout the world, broadening account coverage, and offering in-depth customer application solutions.

•	Expanding in developing markets, most notably Asia, by offering materials handling solutions that meet the needs of those markets and by strengthening partner relationships.

•	Driving long-term margin improvement by increasing the aftermarket business.

•	Strengthening the overall business platform through strategic acquisitions, joint ventures and partnerships in the global materials handling industry.

❖	Hyster-Yale Materials Handling has key competitive advantages:

•	A leading global manufacturer of a full range of electric, warehousing and internal combustion engine lift trucks, including big trucks.

¡	Many recently introduced or significantly redesigned models.

¡	Full range of over 100 models of lift trucks with lifting capacities up to 52 tons to meet the diverse requirements of our customer base.

¡	Specialized engineering capabilities to tailor standard products for specific customer needs.

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A large installed base of lift trucks in operation worldwide, which generates a significant recurring stream of parts and service revenue, as well as new lift truck replacement opportunities, for both us and our dealers.

•	Established brand strength

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Materials handling solutions and aftermarket parts are marketed using two well-recognized brand names, Hyster® and Yale®, each with operating histories of over 80 years, as well as the newly introduced UTILEV® brand for utility forklift trucks that meet the needs of low-intensity users.

•	Strong global independent dealer distribution network

¡	Dealers are typically long-standing in tenure and are focused exclusively on Hyster® and Yale® branded lift trucks.

¡	Two-brand distribution strategy provides greater market penetration and enhanced market focus for new lift truck units.

•	Strong relationships with a significant number of major customers world-wide.

•	Strong Hyster® and Yale® National Accounts Program supported by local dealers focused on large customers with geographically dispersed operations in multiple dealer territories.

•	A Fleet Management Program which provides customers with high value added services which include service, aftermarket parts, and comprehensive management of materials handling needs.

•	Strong commitment to research and development organized around four globally coordinated engineering centers located on two continents.

¡	Related product families are designed concurrently in an engineering center which is generally focused on the global requirements for a single product line.

•	Globally integrated operations with significant economies of scale.

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Integrated design, manufacturing, procurement, and selected marketing activities provide reduced design and overhead costs, improved manufacturing efficiencies, better access to lower cost suppliers, and greater purchasing leverage.

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Hyster-Yale Materials Handling’s geographically balanced manufacturing structure, with assembly operations in North and South America, Europe and Asia-Pacific, reduces working capital requirements, currency exposure and freight costs.

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

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Management team with extensive experience in the global materials handling industry, with many having managed at Hyster-Yale Materials Handling or related businesses through multiple business cycles and economic environments over many years.

¡	Committed to meeting customer needs by delivering high-quality, innovative products, and excellence in sales and service.

•	Lean fixed investment and working capital structure provides the potential for high returns on invested capital.

•	High value partnerships with suppliers, dealers and strategic partners, many of which are of long duration.

•	Hyster-Yale Materials Handling’s talented employee base will play a key role in enhancing the Company’s growth and profitability over the long term.

¡	There will be no changes at the operating level – it is business as usual. The transaction only affects the “ownership” of NACCO Materials Handling Group.

❖	The spin-off is expected to benefit Hyster-Yale Materials Handling’s outstanding employees:

•	As an independent public company, Hyster-Yale Materials Handling will have greater flexibility to grow both organically and through acquisitions and joint ventures.

•	Working for an independent public company will offer employees valuable experience and new opportunities for personal growth, development and advancement.

•	As an independent public company, Hyster-Yale Materials Handling will be able to use equity compensation to retain, attract and motivate talented senior management.

We view this as an exciting new chapter in the history of our Company and look forward to continuing our strong, established relationships with each of you.

Sincerely,

Alfred M. Rankin, Jr.

Chairman, President and Chief Executive Officer, NACCO Industries, Inc.

Chairman, NACCO Materials Handling Group, Inc.

Michael P. Brogan

President and Chief Executive Officer, NACCO Materials Handling Group, Inc.

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.

Forward-looking Statements Disclaimer

This free writing prospectus may contain “forward-looking statements.” These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither NACCO Industries nor Hyster-Yale Materials Handling undertake any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation: (1) the failure to obtain New York Stock Exchange approval for the listing of Hyster-Yale Materials Handling, Inc.’s Class A common stock, (2) reduction in demand for lift trucks and related aftermarket parts and service on a global basis, (3) the ability of NMHG’s dealers, suppliers and end-users to obtain financing at reasonable rates, or at all, as a result of current economic and market conditions, (4) customer acceptance of pricing, (5) delays in delivery or increases in costs, including transportation costs, of raw materials or sourced products and labor or changes in or unavailability of quality suppliers, (6) exchange rate fluctuations, changes in foreign import tariffs and monetary policies and other changes in the regulatory climate in the foreign countries in which NMHG operates and/or sells products, (7) delays in manufacturing and delivery schedules, (8) bankruptcy of or loss of major dealers, retail customers or suppliers, (9) customer acceptance of, changes in the costs of, or delays in the development of new products, (10) introduction of new products by, or more favorable product pricing offered by, NMHG’s competitors, (11) product liability or other litigation, warranty claims or returns of products, (12) the effectiveness of the cost reduction programs implemented globally, including the successful implementation of procurement and sourcing initiatives and (13) changes mandated by federal, state and other regulation, including health, safety or environmental legislation. More detailed information about these and other factors is set forth in Hyster-Yale’s registration statement on Form S-1, first filed with the SEC on June 28, 2012.

Hyster-Yale Materials Handling, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hyster-Yale Materials Handling has filed with the SEC for more complete information about Hyster-Yale Materials Handling and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hyster-Yale Materials Handling will arrange to send you the prospectus if you request it by calling toll-free 1-800-531-3964. The preliminary prospectus also is available by accessing Hyster-Yale Materials Handling’s website at www.hyster-yale.com/Hyster-Yale-S-1.pdf.